Exhibit 99.1
Ambipar Emergency Response Announces Leadership Changes
São Paulo, Brazil – September 18, 2024 – Ambipar Emergency Response (NYSE American: AMBI) (“Ambipar Response” or the “Company”) announces the following leadership changes:
Fabio Castro, CFO, has departed from the Company. Rafael Espírito Santo, will accumulate the role while the Company’s Board seeks for a replacement.
About Ambipar Emergency Response
Ambipar Response specializes in environmental services, and operates in four main business units: emergency response, marine response, industrial response and environmental response. The Company is present in 40 countries across all six continents, providing standardized services across all regions.
The Company was founded in 1995 by Tercio Borlenghi Jr.
For more information, visit ambipar.com and http://ir-response.ambipar.com/
Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date they first issued and are based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.
Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Ambipar Response’s control.
Ambipar Response’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors described in "Item 3.D—Key Information--Risk Factors" of Ambipar Response's annual report on Form 20-F for the year ended December 31, 2023 and other public filings it makes with the Securities and Exchange Commission. Ambipar Response does not undertake any obligation to update or revise any forward-looking statements to reflect any change in its expectations with respect to such statements or any changes in events, conditions or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
Investor Relations Contact:
Email: ir.response@ambipar.com